UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF ACQUISITION

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with the following information relating to the Company’s previous announcement made on August 21, 2025, in which the Company informed the securities exchanges of the acquisition by the Company (through its subsidiaries) of Harman Connected Services Inc. and its subsidiaries and certain other assets (together, “DTS”) from Harman International Industries, Inc (“Harman”). The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

On December 2, 2025, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (together the “Exchanges”) that the Company has completed its acquisition of 100% shareholding in DTS from Harman. Copies of the letters to the Exchanges are attached hereto as Item 99.1 and Item 99.2.

On December 2, 2025, the Company issued a press release concerning the DTS acquisition. A copy of such press release is attached hereto as Item 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ M. Sanaulla Khan

M. Sanaulla Khan
Senior Vice President and Company Secretary

Dated: December 9, 2025

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated December 2, 2025.

99.2	Letter to the Exchanges dated December 2, 2025.

99.3	Press Release dated December 2, 2025